Exhibit 99.3

Cable & Wireless PLC
03 March 2005

Cable and Wireless plc announces that on 03 March 2005, it purchased 1,700,000 ordinary shares from Hoare Govett's affiliate, ABN AMRO Bank N.V., London Branch, at a price of 130.7971p per ordinary share and now holds a total of 41,350,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,352,089,641.

Enquiries:

Cable and Wireless

Investor Relations:

Louise Breen – Director, Investor Relations Tel: +44 20 7315 4460
Craig Thornton – Manager, Investor Relations Tel: +44 20 7315 6225
Virginia Porter – VP, Investor Relations and Assoc. General Counsel Tel: 001 212 239 3581

Media:

Lesley Smith Director Corporate Affairs +44 20 7315 4410
Steve Double Head of Media Communications +44 20 7315 6759
Peter Eustace Group Manager, Media Relations +44 20 7315 4495
Rollo Head /Julius Duncan Finsbury +44 20 7251 3801